Exhibit 99.1

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

AETERNA ZENTARIS INC.

Corporate name / Dénomination sociale

264271-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Marcie Girouard
Director / Directeur
2011-05-19
Date of Amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Articles of Amendment
(Section 27 or 177 of the Canada Business Corporations Act (CBCA))
form 4

Instructions		1		Corporation name

3 Any changes In the articles of the corporation must be made In accordance with section 27 or 177 of the CBCA.				AETERNA ZENTARIS INC.

A: If an amendment Involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.		2		Corporation number
264271 - 9
		3		The articles are amended as follows:
D: Any other amendments must correspond to the paragraphs and subparagraphs referenced In the articles being amended. If the space available is insufficient, please attach a schedule to the form.				(Please note that more than one section can be filled out)
		A:		The corporation changes Its name to:

4	Declaration
This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).		B:		The corporation changes the province or territory in Canada where the registered office is situated to: (Do not indicate the full address).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bark number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under the Privacy Act.

If you require more Information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5566 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

•  Caporations Canada Online Filing Centre: $200

•  By mail or tax $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

		C:		The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

			minimum:	maximum:
D:

Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify.

The other provisions as described in Schedule 2 of the Restated Articles of Incorporation dated June 1, 2004 are amended by adding the following paragraph:

Meetings of shareholders of the Corporation may be held at the following places outside Canada:

New York, NY, U.S.A.

San Francisco, CA, U.S.A.

Chicago, IL, U.S.A.
Boston, MA, U.S.A.
Warren, NJ, U.S.A.
Frankfurt-am-Main, Germany.

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Changes of directors or changes of a director’s address: Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

		4		Declaration
File documents online:
Corporations Canada Online Filing Centre:		I hereby certify that I am a director or an officer of the corporation.
www.corporationscanada.ic.gc.ca

Or send documents by mail:		/s/ Dennis Turpin
Director General,		SIGNATURE
Corporations Canada
Jean Edmonds Tower South		Dennis Turpin		(418) 652 - 8525
9th Floor		PRINT NAME		TELEPHONE NUMBER
365 Laurier Ave. West
Ottawa ON K1A 0C8
Note:

Misrepresentation constitutes on offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) or the CBCA).

By Facsimile:
613-941-0999

IC 3069 (2006/12)